Exhibit 99.5

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Quarters ended March 29, 2014 and March 30, 2013

TEMBEC INC. SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at March 29, 2014 and March 30, 2013, the statements of comprehensive earnings (loss) and the statements of cash flows for the six-month period then ended, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 28, 2013. The Company adopted the amended IAS 19, Employee Benefits, and has restated its comparative period results accordingly. Details on the effect of adopting amended IAS 19 are included in note 2 of the unaudited interim consolidated financial statements for the quarter ended March 29, 2014.

TEMBEC Supplemental Information for second quarter 2014	1

TEMBEC INC. SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets

(unaudited)(in millions of Canadian dollars)

March 29, 2014
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$3	$20	$-	$23
Restricted cash	-	-	5	3	-	8
Trade and other receivables	36	404	354	114	(758)	150
Income tax receivable	-	1	-	2	-	3
Inventories	-	-	279	33	-	312
Biological assets	-	-	-	-	-	-
Prepaid expenses	-	2	5	1	-	8
Assets classified as held for sale	-	-	7	-	-	7
	36	407	653	173	(758)	511

Investments	280	486	-	-	(766)	-
Property, plant and equipment	-	6	428	138	-	572
Biological assets	-	-	2	-	-	2
Employee future benefits	-	4	28	-	-	32
Other long-term receivables	-	8	-	2	-	10
Deferred tax assets	-	-	-	6	-	6
	$316	$911	$1,111	$319	$(1,524)	$1,133

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$77	$4	$-	$81
Trade, other payables and accrued charges	96	277	547	70	(758)	232
Interest payable	-	11	-	-	-	11
Income tax payable	-	-	-	-	-	-
Provisions	-	5	-	-	-	5
Current portion of long-term debt	1	-	1	17	-	19
Liabilities classified as held for sale	-	-	-	-	-	-
	97	293	625	91	(758)	348

Long-term debt	1	326	93	14	(4)	430
Provisions	-	-	11	-	-	11
Employee future benefits	-	90	16	18	-	124
Other long-term liabilities	-	-	2	-	-	2
	98	709	747	123	(762)	915

Shareholders' equity:
Share capital	567	555	749	34	(1,338)	567
Retained earnings (deficit)	(373)	(377)	(385)	138	624	(373)
Accumulated other comprehensive earnings (loss)	24	24	-	24	(48)	24
	218	202	364	196	(762)	218
	$316	$911	$1,111	$319	$(1,524)	$1,133

TEMBEC Supplemental Information for second quarter 2014	2

TEMBEC INC. SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

September 28, 2013 (restated(1))
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$19	$54	$-	$73
Restricted cash	-	-	-	1	-	1
Trade and other receivables	36	311	273	76	(539)	157
Income tax receivable	-	-	-	-	-	-
Inventories	-	-	200	37	-	237
Biological assets	-	-	-	-	-	-
Prepaid expenses	-	1	4	1	-	6
Assets classified as held for sale	-	-	7	-	-	7
	36	312	503	169	(539)	481

Investments	256	462	-	-	(718)	-
Property, plant and equipment	-	7	366	123	-	496
Biological assets	-	-	5	-	-	5
Employee future benefits	-	6	18	-	-	24
Other long-term receivables	-	8	-	2	-	10
Deferred tax assets	-	-	-	5	-	5
	$292	$795	$892	$299	$(1,257)	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$53	$4	$-	$57
Trade, other payables and accrued charges	71	187	416	60	(539)	195
Interest payable	-	10	-	-	-	10
Income tax payable	-	(1)	-	9	-	8
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	1	14	-	16
Liabilities classified as held for sale	-	-	-	-	-	-
	72	202	470	87	(539)	292

Long-term debt	1	303	53	15	(3)	369
Provisions	-	-	12	-	-	12
Employee future benefits	-	91	16	20	-	127
Other long-term liabilities	-	-	2	-	-	2
	73	596	553	122	(542)	802

Shareholders' equity:
Share capital	567	555	731	34	(1,320)	567
Retained earnings (deficit)	(354)	(362)	(392)	137	617	(354)
Accumulated other comprehensive earnings (loss)	6	6	-	6	(12)	6
	219	199	339	177	(715)	219
	$292	$795	$892	$299	$(1,257)	$1,021
(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended March 29, 2014

TEMBEC Supplemental Information for second quarter 2014	3

TEMBEC INC. SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

March 30, 2013 (restated(1))
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$4	$29	$-	$34
Restricted cash	-	-	1	-	-	1
Trade and other receivables	36	367	234	100	(570)	167
Income tax receivable	-	-	-	-	-	-
Inventories	-	-	235	35	-	270
Biological assets	-	-	1	-	-	1
Prepaid expenses	-	2	7	1	-	10
Assets classified as held for sale	-	-	126	-	-	126
	36	370	608	165	(570)	609

Investments	153	373	-	-	(526)	-
Property, plant and equipment	-	6	318	109	-	433
Biological assets	-	-	5	-	-	5
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	9	-	2	-	11
Deferred tax assets	-	(1)	-	3	-	2
	$189	$757	$931	$279	$(1,096)	$1,060

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$78	$8	$-	$86
Trade, other payables and accrued charges	53	184	478	66	(570)	211
Interest payable	-	10	-	-	-	10
Income tax payable	-	-	-	5	-	5
Provisions	-	1	1	-	-	2
Current portion of long-term debt	1	-	-	15	-	16
Liabilities classified as held for sale	-	13	20	-	-	33
	54	208	577	94	(570)	363

Long-term debt	1	299	39	22	(8)	353
Provisions	-	5	12	-	-	17
Employee future benefits	-	133	26	32	-	191
Other long-term liabilities	-	-	2	-	-	2
	55	645	656	148	(578)	926

Shareholders' equity:
Share capital	567	555	717	40	(1,312)	567
Retained earnings (deficit)	(428)	(438)	(442)	96	784	(428)
Accumulated other comprehensive earnings (loss)	(5)	(5)	-	(5)	10	(5)
	134	112	275	131	(518)	134
	$189	$757	$931	$279	$(1,096)	$1,060
(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended March 29, 2014

TEMBEC Supplemental Information for second quarter 2014	4

TEMBEC INC. SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Six months ended March 29, 2014
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$591	$133	$(8)	$716
Freight and other deductions	-	-	82	6	-	88
Lumber export taxes	-	-	-	-	-	-
Cost of sales (excluding depreciation and amortization)	-	-	477	93	(8)	562
Selling, general and administrative	-	4	24	7	-	35
Share-based compensation	-	-	-	-	-	-
Depreciation and amortization	-	-	13	4	-	17
Other items	-	10	(18)	-	-	(8)
Operating earnings (loss)	-	(14)	13	23	-	22

Interest, foreign exchange and other	7	(12)	8	(4)	19	18
Exchange loss on long-term debt	-	23	-	-	-	23
Net finance costs (income)	7	11	8	(4)	19	41
Earnings (loss) before income taxes and share of results for equity accounting	(7)	(25)	5	27	(19)	(19)
Income tax expense (recovery)	-	(1)	(1)	9	-	7
Share of results for equity accounting	(19)	2	-	-	17	-
Net earnings (loss)	(26)	(22)	6	18	(2)	(26)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	9	9	3	2	(14)	9
Income tax recovery (expense)	(2)	(2)	(2)	-	4	(2)
Foreign currency translation differences for foreign operations	18	18	-	18	(36)	18
	25	25	1	20	(46)	25
Total comprehensive earnings (loss)	$(1)	$3	$7	$38	$(48)	$(1)
Basic and diluted net loss in dollars per share						$(0.26)

TEMBEC Supplemental Information for second quarter 2014	5

TEMBEC INC. SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Six months ended March 30, 2013 (restated(1))
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$670	$124	$(12)	$783
Freight and other deductions	-	-	98	9	(3)	104
Lumber export taxes	-	-	1	-	-	1
Cost of sales (excluding depreciation and amortization)	-	-	533	72	(9)	596
Selling, general and administrative	-	5	27	6	-	38
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	16	4	-	20
Other items	-	1	23	1	-	25
Operating earnings (loss)	-	(6)	(28)	32	-	(2)

Interest, foreign exchange and other	1	(7)	12	-	16	22
Exchange loss on long-term debt	-	10	-	-	-	10
Net finance costs (income)	1	3	12	-	16	32
Earnings (loss) before income taxes and share of results for equity accounting	(1)	(9)	(40)	32	(16)	(34)
Income tax expense (recovery)	-	-	-	12	-	12
Share of results for equity accounting	(45)	(37)	-	-	82	-
Net earnings (loss)	(46)	(46)	(40)	20	66	(46)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	73	73	27	7	(107)	73
Income tax recovery (expense)	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	4	4	-	4	(8)	4
	77	77	27	11	(115)	77
Total comprehensive earnings (loss)	$31	$31	$(13)	$31	$(49)	$31
Basic and diluted net loss in dollars per share						$(0.46)
(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended March 29, 2014

TEMBEC Supplemental Information for second quarter 2014	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows

(unaudited)(in millions of Canadian dollars)

Six months ended March 29, 2014
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(26)	$(22)	$6	$18	$(2)	$(26)
Adjustments for:
Depreciation and amortization	-	-	13	4	-	17
Net finance costs	7	11	8	(4)	19	41
Income tax expense (recovery)	-	(1)	(1)	9	-	7
Income tax paid	-	-	-	(20)	-	(20)
Excess cash contributions over employee future benefits expense	-	(8)	(3)	(2)	-	(13)
Impairment loss	-	-	-	-	-	-
Share of results for equity accounting	19	(2)	-	-	(17)	-
Gain on sale of assets	-	-	(21)	-	-	(21)
Settlement loss on pension plan	-	7	-	-	-	7
Other	-	-	4	-	-	4
	-	(15)	6	5	-	(4)
Change in non-cash working capital:
Trade and other receivables	-	(72)	(84)	(34)	195	5
Inventories	-	-	(81)	7	-	(74)
Prepaid expenses	-	-	(1)	(1)	-	(2)
Trade, other payables and accrued charges	22	91	121	(1)	(195)	38
	22	19	(45)	(29)	-	(33)
	22	4	(39)	(24)	-	(37)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(64)	(11)	-	(75)
Proceeds from sale of assets	-	1	23	-	-	24
Change in restricted cash	-	-	(5)	(2)	-	(7)
Investments in a subsidiary	(18)	-	-	-	18	-
Interest received	-	15	6	1	(22)	-
Other	-	-	-	-	-	-
	(18)	16	(40)	(12)	(4)	(58)
Cash flow from financing activities:
Change in operating bank loans	-	-	24	(1)	-	23
Increase in long-term debt	-	-	40	1	-	41
Repayments of long-term debt	-	-	-	(2)	-	(2)
Proceeds from issue of share capital	-	-	18	-	(18)	-
Interest paid	(4)	(20)	(19)	-	22	(21)
	(4)	(20)	63	(2)	4	41
	-	-	(16)	(38)	-	(54)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	4	-	4
Net decrease in cash and cash equivalents	-	-	(16)	(34)	-	(50)

Cash and cash equivalents, beginning of period	-	-	19	54	-	73
Cash and cash equivalents, end of period	$-	$-	$3	$20	$-	$23

TEMBEC Supplemental Information for second quarter 2014	7

TEMBEC INC.
SUPPLEMENTAL INFORMATION
March 29, 2014
Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)

(unaudited)(in millions of Canadian dollars)

Six months ended March 30, 2013 (restated(1))
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(46)	$(46)	$(40)	$20	$66	$(46)
Adjustments for:
Depreciation and amortization	-	-	16	4	-	20
Net finance costs	1	3	12	-	16	32
Income tax expense (recovery)	-	-	-	12	-	12
Income tax paid	-	-	-	(8)	-	(8)
Excess cash contributions over employee future benefits expense	-	(15)	(1)	(1)	-	(17)
Impairment loss	-	-	22	-	-	22
Share of results for equity accounting	45	37	-	-	(82)	-
Gain on sale of assets	-	-	(2)	-	-	(2)
Settlement loss on pension plan	-	-	-	-	-	-
Other	-	2	(2)	(3)	-	(3)
	-	(19)	5	24	-	10
Change in non-cash working capital:
Trade and other receivables	-	(45)	(55)	(34)	138	4
Inventories	-	-	(23)	(8)	-	(31)
Prepaid expenses	-	(1)	(3)	(1)	-	(5)
Trade, other payables and accrued charges	18	70	61	(9)	(138)	2
	18	24	(20)	(52)	-	(30)
	18	5	(15)	(28)	-	(20)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(1)	(57)	(4)	-	(62)
Proceeds from sale of assets	-	-	2	-	-	2
Change in restricted cash	-	-	4	-	-	4
Investments in a subsidiary	(17)	-	-	-	17	-
Interest received	-	12	-	-	(12)	-
Other	-	1	-	-	-	1
	(17)	12	(51)	(4)	5	(55)
Cash flow from financing activities:
Change in operating bank loans	-	-	12	6	-	18
Increase in long-term debt	-	-	24	-	-	24
Repayments of long-term debt	-	-	-	(2)	-	(2)
Proceeds from issue of share capital	-	-	17	-	(17)	-
Interest paid	(1)	(17)	(12)	(1)	12	(19)
	(1)	(17)	41	3	(5)	21
	-	-	(25)	(29)	-	(54)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	1	-	1
Net decrease in cash and cash equivalents	-	-	(25)	(28)	-	(53)

Cash and cash equivalents, beginning of period	-	1	29	57	-	87
Cash and cash equivalents, end of period	$-	$1	$4	$29	$-	$34
(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended March 29, 2014

TEMBEC Supplemental Information for second quarter 2014	8